EXHIBIT 12.1

LSI LOGIC CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS OF DOLLARS)

						9 months
						ended
	Year ended December 31,					September 30,
	1999	2000	2001	2002	2003	2004
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$224.2	$379.8	$(1,030.4)	$(290.4)	(284.4)	(248.1)
Add: Amortization of capitalized interest	2.8	2.7	2.7	2.6	2.6	0.2
Less: Interest capitalized	—	—	—	—	—	—

Subtotal	227.0	382.5	(1,027.7)	(287.8)	(281.8)	(247.9)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and premiums on all indebtedness	40.0	41.6	44.6	52.0	30.7	18.0
Interest on rental expenses	13.0	7.8	16.5	3.5	16.7	12.6

Total fixed charges	53.0	49.4	61.1	55.5	47.4	30.6

Earnings	$280.0	$431.9	$(966.6)	$(232.3)	$(234.4)	$(217.3)

Ratio of earnings to fixed charges	5.3	8.7	—	—	—	—